Filed by Centex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. 001-06776
Date: April 8, 2009

Creating America’s Best Home Building Company

On April 8, 2009, Centex and Pulte Homes announced that we have agreed to merge our companies to create what we believe will be the largest and best-positioned homebuilder in America.

By combining our two companies, we will create a stronger organization with increased scale and resources that delivers greater value to our customers. And the communities where we build will benefit from our financial strength, careful practices, and heritage of doing the right thing.

Here’s a few facts you should know about Centex and Pulte Homes:

  Together, the two companies have more than 120 years of combined experience
  Pulte and Centex are the industry’s recognized leaders in customer satisfaction and corporate responsibility
  They are the only homebuilders to have received the Platinum Award from J.D. Power & Associates for excellence in customer satisfaction
  We will have several of the industry’s best and most recognized brands
  We’re building value for our customers through a wide range of high-quality, energy-efficient homes, from entry-level homebuyers to active adults

We don’t expect the merger to be completed until the third quarter of 2009, and our teams will use the next few months to prepare for a seamless transition.

Importantly, you should continue to expect our industry-leading levels of customer service at every point in the home buying process.

Frequently Asked Questions

Q:	Who is Pulte Homes?

A:	Pulte Homes, based in Bloomfield Hills, Mich., is one of America's largest home building companies with operations in 49 markets and 25 states. During its 59-year history, the company has delivered more than 500,000 new homes. In 2008, Pulte operations ranked highest in customer satisfaction in 11 U.S. markets, the most of any homebuilder, in the annual J.D. Power and Associates New Home Builder Customer Satisfaction StudySM .

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Q:	Will I continue to work with the same Centex representative?

A:	Between now and the completion of the merger, it will remain business as usual at Centex. Your day-to-day contacts should remain the same throughout your home buying experience.

Q:	Will my warranty coverage change?

A:	No. We do not expect any change in our industry-leading levels of warranty service.

Q:	What will happen to the home I’ve purchased?

A:	Nothing will change. We’re committed to providing you with the best quality product and the highest level of customer service.

Q:	Will there be any change to my loan approval from CTX?

A:	This transaction will not affect the terms of your individual mortgage.

If you have any questions about the merger – and what this means for you – please don’t hesitate to contact your local sales representative. You can also find out more about the announcement by going to Centex.com. Thank you for your continued commitment to Centex.

IMPORTANT INFORMATION: In connection with the proposed transaction, Pulte and Centex will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC (i) by Centex, by contacting Centex Investor Relations at 214-981-5000, Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000 and (ii) by Pulte, by contacting Pulte Investor Relations at Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations. In addition, you may also find information about the merger transaction at www.premierbuilderusa.com.

IMPORTANT NOTE: Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized and other factors that will be discussed more fully in the joint proxy statement/prospectus of Pulte and Centex intended to be filed, and other reports subsequently filed from time to time, with the SEC. These forward-looking statements represent only Pulte’s and Centex’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither Pulte nor Centex assumes any obligation to update any forward-looking statements.